August 9, 2017 U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Deborah O’Neal-Johnson

Re:         The Oberweis Funds (the “Registrant”)
Registration Statement on Form N-14
File No. 333-219194

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 26, 2017 and August 4, 2017 with respect to the Registrant’s Registration Statement on Form N-14 filed on July 7, 2017 (the “Registration Statement”) relating to the issuance of Institutional Class shares in connection with the proposed reorganization of Cozad Small Cap Value Fund, a series of the Northern Lights Fund Trust III (the “Target Fund”), into Oberweis Small-Cap Value Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Proxy Statement/Prospectus

Comment (1)         In the Q&A regarding costs, please disclose the approximate amount of the costs of the reorganization.

Response:              The Registrant has added the requested disclosure.

Comment (2)         With respect to the revenue sharing agreement described on page 1, please explain supplementally if Cozad is able to rely on the safe harbor provided by Section 15(f) of the Investment Company Act of 1940.

Response:              The revenue sharing arrangement has been structured so as not to create a benefit to Cozad in connection with the sale. Moreover, if it were viewed as such, the Section 15(f) safe harbor might not be necessary because Section 15(f) is a non-exclusive safe harbor. However, to the extent that Section 15(f) may be relevant to the proposed Reorganization, Cozad and OAM intend to rely upon such section and will comply with the requirements set forth therein.

U.S. Securities and Exchange Commission

August 9, 2017

Comment (3)         With respect to footnote 3 to the fee and expense table and the disclosure on page 9 under “Expense Limitation Agreement – Acquiring Fund,” please clarify that expenses may only be recouped within three years of the date of the waiver.

Response:              As disclosed in the footnote and related disclosure on page 9, expenses may only be recouped during the term of the agreement (which is through April 30, 2019). Accordingly, expenses could not be recouped for up to three years.

Comment (4)         With respect to the same footnote and related disclosure on page 9, please disclose that the recoupment may not cause the Acquiring Fund’s expenses to exceed the expense limitation in place at the time of the reimbursement or currently, whichever is less.

Response:              The Registrant has revised the disclosures accordingly.

Comment (5)         In the section “The Board’s Approval of the Reorganization,” provide more detail regarding bullets four to seven as these reasons are not discussed elsewhere in the Proxy Statement/Prospectus.

Response:              The Registrant has include disclosure regarding these four reasons for the Reorganization in the section entitled “Summary – Background.”

Accounting Comment

Comment (6)         Please disclose which Fund will be the accounting survivor of the Reorganization.

Response:              The Registrant has disclosed in the section entitled “The Proposed Reorganization” that the Target Fund will be the accounting survivor of the Reorganization.

General

Comment (7)         Please file the final tax opinion in a POS EX filing.

Response:              The Registrant undertakes to file the final tax opinion in a POS EX filing.

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Please call me at (312) 609-7616 if you have any questions.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser